Mail Stop 3561

April 12, 2007

Mr. Bradbury H. Anderson
Vice Chairman and CEO
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423

> **Re:** **Best Buy Co., Inc.**
> **Form 10-K for the Fiscal Year Ended February 25, 2006**
> **Filed May 10, 2006**
> **File No. 1-09595**

Dear Mr. Anderson:

We have reviewed your response letter filed on March 27, 2007 to our comment letter dated March 2, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended February 25, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

1. We have reviewed your response to prior comment 1 in our letter dated March 2, 2007. Please tell us the extent to which sales of extended service contracts impacted your gross profit for the historical annual periods presented. To the extent that these contracts represent a material portion of your gross profit, we expect you to quantify in dollars and as a percentage of service contract revenues the gross profit from these contracts for each period presented. Please provide these disclosures regardless of the year-over-year change in gross profit attributable to these service contracts.

Consolidated Statements of Earnings, page 56

2. We have reviewed your response to prior comment 6 in our letter dated March 2, 2007 and are still considering your interpretation of Rule 5-03(b) of Regulation S-X. Regardless of the outcome and as required by paragraph 37 of SFAS 131, please disclose revenues from each group of similar products and services based on the financial information used to prepare your financial statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Vendor Allowances, page 66

3. We have reviewed your response to prior comment 8 in our letter dated March 2, 2007. Your response indicates that the vast majority of your sales incentive arrangements with vendors do not meet all of the criteria described in paragraph 5 of EITF 03-10, and consequently, are accounted for under the guidance of EITF 02-16. Please clarify why you classify vendor reimbursements of mail-in rebates as an increase to revenue as opposed to a reduction of the cost to sell the vendor products as required by paragraph 4 of EITF 02-16. It appears that your current classification would only be appropriate if the mail-in rebates met all of the criteria described in paragraph 5 of EITF 03-10.

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

   You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

                                                    Sincerely,

                                                    William Choi
                                                    Accounting Branch Chief